================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                               ------------------

                                    FORM 11-K

                                   (Mark one)
                    x ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
               For the transition period from          to


                        COMMISSION FILE NUMBER 001-14141



                            L-3 ILEX SYSTEMS SAVINGS
                           AND SECURITY PLAN AND TRUST


              (FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN,
                IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW)


                        L-3 COMMUNICATIONS HOLDINGS, INC.

                                  600 Third Ave
                               New York, NY 10016


         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

================================================================================

                                L-3 ILEX SYSTEMS
                                ----------------
                            SAVINGS AND SECURITY PLAN
                            -------------------------
                                    AND TRUST
                                    ---------

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

                                       AND

                              FINANCIAL STATEMENTS
                              --------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------

                                    CONTENTS
                                    --------


                                                                        Page
                                                                     ---------
INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS
  Statements of Net Assets Available for Benefits                          2
  Statements of Changes in Net Assets Available for Benefits               3
  Notes to Financial Statements                                        4 - 8

SUPPLEMENTAL SCHEDULES
  Schedule H, Part IV, Question 4i* - Schedule of Assets Held
     for Investment Purposes                                          9 - 10






* Refers to item number in Form 5500 (Annual Return/Report of Employee Benefit Plan) filed with the Department of Labor for the plan year ended December 31, 2002.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Advisory Committee
L-3 Ilex Systems Savings and Security Plan and Trust


We have audited the accompanying statements of net assets available for benefits of L-3 Ilex Systems Savings and Security Plan and Trust (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.


Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                          \s\ Mayer Hoffman McCann P.C.



San Jose, California
June 4, 2003

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST
              ----------------------------------------------------

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------

                                                       December 31,
                                             ------------------------------
                                                  2002            2001
                                             --------------  --------------

INVESTMENTS, AT FAIR VALUE                    $ 22,944,062    $ 18,512,704

RECEIVABLE - Employer contribution                 516,884         464,965

PARTICIPANT LOANS                                  686,722         390,147
                                             --------------  --------------

NET ASSETS AVAILABLE FOR BENEFITS             $ 24,147,668    $ 19,367,816
                                             ==============  ==============



   The accompanying notes are an integral part of these financial statements.

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST
              ----------------------------------------------------

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ----------------------------------------------------------



                                                 Years Ended December 31,
                                         ---------------------------------------
                                               2002                 2001
                                         ------------------    -----------------

ADDITIONS:
  ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    CONTRIBUTIONS
       Participant                         $  2,375,002          $  2,058,145
       Employer                                 517,418               424,456
       Rollover                               4,590,992                13,253
                                        ------------------    -----------------
                                              7,483,412             2,495,854
                                        ------------------    -----------------

    INVESTMENT INCOME (LOSS)
       Net depreciation in fair value
         of investments                      (2,756,608)           (2,695,365)
       Interest and dividends                   474,943               538,640
       Participant loan interest                 30,824                25,597
                                        ------------------    -----------------
                                             (2,250,841)           (2,131,128)
                                        ------------------    -----------------
                Total additions               5,232,571               364,726
                                        ------------------    -----------------

DEDUCTIONS:
  DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid to participants             684,310               878,608
      Administrative expenses                    31,775                29,105
      Other                                      51,436                15,197
                                        ------------------    -----------------

                Total deductions                767,521               922,910
                                        ------------------    -----------------

NET INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR BENEFITS                      4,465,050              (558,184)

TRANSFER OF ASSETS TO PLAN                      314,802                   -

NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of the year                     19,367,816            19,926,000
                                        ------------------    -----------------

NET ASSETS AVAILABLE FOR BENEFITS,
  end of the year                          $ 24,147,668          $ 19,367,816
                                        ==================    =================



   The accompanying notes are an integral part of these financial statements.

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST
              ----------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------


NOTE 1 - PLAN DESCRIPTION
-------------------------

               The following description of the L-3 Ilex Systems Savings and Security Plan and Trust (the Plan) provides only general information. More detailed information concerning the Plan may be found by consulting the Plan document, which is available from the plan administrator.

               GENERAL
               -------
               The Plan is a defined contribution 401(k) profit sharing plan with a salary deferral feature, covering all eligible employees of L-3 Communications Ilex Systems, Inc. (the Company and Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

               CONTRIBUTIONS
               -------------
               Participants may elect salary deferral contributions up to 15% of their annual eligible compensation, not to exceed limitations established annually by the Internal Revenue Service pursuant to IRC Section 402(g). Salary deferral contributions and earnings thereon are not subject to taxation until withdrawn from the Plan.

               The Plan provides for discretionary matching contributions. The amount of the matching contribution is specified annually by the Company's Board of Directors and shall be applied uniformly to all participants.

               PARTICIPANT ACCOUNTS
               --------------------
               Participant contributions are invested in various investment funds based upon instructions by the participant.

               VESTING
               -------
               Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company discretionary matching contributions are vested in a graduated schedule as follows: 0 - 3 years, no vesting; 3 or more years, 100% vested.

               PAYMENT OF BENEFITS
               -------------------
               Upon death, retirement or termination of employment, participants are entitled to receive their vested account balance. If the balance is equal to or less than $5,000, the balance will be distributed in a lump-sum cash payment. If the account balance is over $5,000, the participant may elect to roll over the balance to another qualified plan, receive the balance in a lump-sum cash payment or receive annuity benefits as prescribed by the Plan.

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST
              ----------------------------------------------------

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    ----------------------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------


NOTE 1 - PLAN DESCRIPTION (CONTINUED)
------------------------------------

               PAYMENT OF BENEFITS (Continued)
               ------------------------------
               The participant's share of Company contributions that have not been vested will be forfeited. Forfeitures of Company matching contributions may be used to reduce administrative expenses and reduce matching contributions for the Plan year in which the forfeitures occur.

               LOANS
               -----
               Loans are available to all participants. The minimum loan is $1,000 and the maximum loan available is the lesser of $50,000 or 50% of the participant's vested account balance based on the value of the participant's account as of the most recent valuation date. Loans are secured by the balance in the participant's account and bear interest at rates ranging from 5.75% to 10.75%, which approximates the market rate at the inception of the loans. Principal and interest are paid ratably through monthly payroll deductions. Repayment periods cannot exceed five years unless the loan is used for the purchase of a principal residence. In this instance, the repayment period may be up to 15 years.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

               BASIS OF ACCOUNTING
               -------------------
               The financial statements of the Plan are prepared using the accrual method of accounting.

               USE OF ESTIMATES
               ----------------
               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure, of contingent assets and liabilities. Actual results could differ from those estimates.

               INVESTMENTS
               -----------
               Investments are recorded at fair value based upon quoted market prices. The average cost method is used in determining the gain or loss arising upon the sale of investments.

               Participant loans are valued at cost which approximates fair value.

               Transactions are recorded on a trade date basis. Acquisition costs are included in the cost of investments and sales are recorded net of selling expenses.

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST
              ----------------------------------------------------

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    ----------------------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------

               PLAN ASSETS HELD BY T. ROWE PRICE TRUST COMPANY, INVESTMENT
               MANAGER
               -----------------------------------------------------------
               The Plan's investment manager, T. Rowe Price Trust Company, maintains plan assets. The accounts are credited with actual earnings on the underlying investments and charged for plan withdrawals and management fees charged by T. Rowe Price Trust Company. The Plan's investments and changes therein have been reported by the investment manager as having been determined through the use of current market values.

               PAYMENT OF BENEFITS
               -------------------
               Benefits are recorded when paid.

               TAX STATUS
               ----------
               The Plan received a favorable determination letter in October 1994, from the Internal Revenue Service stating that the Plan is qualified under the provisions of Internal Revenue Code (IRC) Section 401(a) and the related trust is exempt from federal income taxes under IRC Section 501(a). Accordingly, no provision for income taxes is reflected in the accompanying financial statements. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Continued qualification of the Plan depends on its future operations.

               PLAN ADMINISTRATIVE EXPENSES
               ----------------------------
               Management fees are allocated on a pro rata basis to each participant. The recordkeeper is paid by the Plan and all other significant expenses are paid by the Plan Sponsor.

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST
              ----------------------------------------------------

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    ----------------------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------


NOTE 3 - INVESTMENTS HELD BY T. ROWE PRICE TRUST COMPANY
--------------------------------------------------------


               The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                2002               2001
                                         -------------------  -----------------
     Stable Value Fund                    $  2,977,808          $  1,446,272
     New Income Fund                         1,770,857                  -
     Science & Technology Fund               2,705,699             3,988,261
     Equity Income Fund                      3,502,988             3,383,350
     Capital Appreciation Fund               2,599,153             1,966,992
     Small-Cap Value Fund                    2,154,907             1,392,082
     L-3 Stock Fund                          1,996,377             1,475,914


               The Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value as follows:


                                                 2002                2001
                                         -------------------   -----------------
     Mutual funds                          $  (2,707,005)        $  (2,892,558)
     Common stock                                (49,603)              197,193
                                         -------------------   -----------------

                                           $  (2,756,608)        $  (2,695,365)
                                         ===================   =================

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST
              ----------------------------------------------------

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    ----------------------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------



NOTE 4 - FORM 5500
------------------

               The amounts reported on Form 5500 are in agreement with the amounts included in the accompanying financial statements and supplemental schedules, except as follows for December 31, 2002:



                                                 Employer         Benefits and
                                              Contributions          Other           Administrative
                                                  Income            Payments             Expenses
                                          --------------------  -----------------  -------------------
     Balance per financials                $   517,418            $   735,746         $    31,775
     Difference                                   (534)                    67                (600)
                                          --------------------  -----------------  -------------------

     Balance per Form 5500                 $   516,884            $   735,813         $    31,175
                                          ====================  =================  ===================


               The amounts reported on Form 5500 are in agreement with the amounts included in the accompanying financial statements and supplemental schedules, except as follows for December 31, 2001:



                                             Other Income
                                         -------------------
     Balance per financials                $         -
     Difference                                    7,310
                                         -------------------

     Balance per Form 5500                 $       7,310
                                         ===================


NOTE 5 - TRANSFER OF ASSETS INTO THE PLAN
-----------------------------------------

               L-3 Communications Ilex System, Inc. acquired a company in July of 2002. In connection with this acquisition, participant loans, valued at $314,802, were transferred to the Plan during 2002.

                             SUPPLEMENTAL SCHEDULES
                             ----------------------

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST
              ----------------------------------------------------

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                 -----------------------------------------------

                                DECEMBER 31, 2002
                                -----------------


                    Issuer                 Description of Investment               Units               Fair Value
          ---------------------------   ---------------------------------   ------------------  ---------------------
          T. Rowe Price Trust Company   Stable Value Fund                     2,977,808.100       $  2,977,808
          T. Rowe Price Trust Company   International Stock Fund                101,377.032            900,228
          T. Rowe Price Trust Company   New Income Fund                         199,196.482          1,770,857
          T. Rowe Price Trust Company   Prime Reserve Fund                      949,728.370            949,728
          T. Rowe Price Trust Company   Short Term Bond Fund                    238,383.860          1,144,243
          T. Rowe Price Trust Company   Science & Technology Fund               217,674.931          2,705,699
          T. Rowe Price Trust Company   Equity Income Fund                      177,008.007          3,502,988
          T. Rowe Price Trust Company   Capital Appreciation Fund               182,910.128          2,599,153
          T. Rowe Price Trust Company   New Asia Fund                           130,991.481            732,242
          T. Rowe Price Trust Company   Small-Cap Value Fund                     98,218.166          2,154,907
          T. Rowe Price Trust Company   Value Fund                               56,978.572            886,587
          T. Rowe Price Trust Company   Dividend Growth Fund                     37,186.461            623,245
          T. Rowe Price Trust Company   L-3 Stock Fund                           44,452.832          1,996,377
                                                                                               ----------------------
                                                                                                    22,944,062


          Participant Loans             Interest at 5.75% to 10.75%                                    686,722
                                                                                               ----------------------

                                                                                                  $ 23,630,784
                                                                                               ======================

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST
              ----------------------------------------------------

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                 -----------------------------------------------

                                DECEMBER 31, 2001
                                -----------------



                    Issuer                 Description of Investment               Units               Fair Value
          ---------------------------   ---------------------------------   ------------------  ---------------------
          T. Rowe Price Trust Company   Stable Value Fund                     1,446,271.810       $  1,446,272
          T. Rowe Price Trust Company   International Stock Fund                 86,879.027            954,801
          T. Rowe Price Trust Company   New Income Fund                          93,472.733            811,343
          T. Rowe Price Trust Company   Prime Reserve Fund                      677,613.340            677,613
          T. Rowe Price Trust Company   Short Term Bond Fund                     89,917.812            428,908
          T. Rowe Price Trust Company   Science & Technology Fund               190,643.453          3,988,261
          T. Rowe Price Trust Company   Equity Income Fund                      143,059.200          3,383,350
          T. Rowe Price Trust Company   Capital Appreciation Fund               134,357.404          1,966,992
          T. Rowe Price Trust Company   New Asia Fund                           132,810.377            824,752
          T. Rowe Price Trust Company   Small-Cap Value Fund                     61,433.466          1,392,082
          T. Rowe Price Trust Company   Value Fund                               36,630.554            691,585
          T. Rowe Price Trust Company   Dividend Growth Fund                     22,647.006            470,831
          T. Rowe Price Trust Company   L-3 Stock Fund                           16,399.047          1,475,914
                                                                                               ----------------------
                                                                                                    18,512,704


          Participant Loans             Interest at 7.9% to 11%                                        390,147
                                                                                               ----------------------

                                                                                                  $ 18,902,851
                                                                                               ======================

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the L-3 ILEX Systems Savings and Security Plan and Trust have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.


                            L-3 ILEX Systems Savings and Security Plan and Trust Registrant



Date:  June 27, 2003


                          /s/ Michael T. Strianese
                          ------------------------
                          Name:  Michael T. Strianese
                          Title: Senior Vice President, Finance
                          of L-3 Communications Holdings, Inc.
                          (Principal Accounting Officer)

                         CONSENT OF INDEPENDENT AUDITORS
                         -------------------------------


We consent to the incorporation by reference in the Registration Statement on Form S-8 (No.'s 333-64389 and 333-103752) of L-3 Communications Holdings, Inc. of our report dated June 4, 2003 on our audit of the financial statements of the L-3 Ilex Systems Savings and Security Plan and Trust as of December 31, 2002 and 2001 and for the years then ended, which is included in this annual report on Form 11-K.


                               \s\ Mayer Hoffman McCann P.C.


June 25, 2003

                                  EXHIBIT INDEX


Exhibit Number           Description of Exhibit
--------------------     ------------------------------------------------------

** 99.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

** 99.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.



**Filed herewith